FILED AS CORRESPONDENCE ON EDGAR

February 28, 2011

Russell Mancuso

Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attn: Allicia Lam

Re:	GreenCell, Incorporated
Amendment	No. 8 to Form S-1

          File No. 333-167147

Dear Mr. Mancuso:

Please find below our responses to the Division of Corporation Finance’s (the “Division”) February 24, 2011 comment letter:

Transactions with Related Persons ... page 39

Response to Comment 1

We have reconciled the matters referred to in Comment 1.

Located at page 34, 39, F-14, F-17, F-18

Related Party Promissory Notes, page 40

Response to Comment 2

We have reconciled the matters referred to in Comment 2.

Please note that we have included Douglas Nagel/Douglas Nagel Revocable Trust as a Related Party.

Located at pages 39, 40, F-20

Financial Statements, page F-1

Statements of Cash Flows for the period December 7, 2009 (Inception) to December 31, 2010.

Response to Comment 3

We have revised our presentation regarding the matters referred to in Comment 3.

Located at page F-4

Should you have any questions regarding the foregoing, please contact our legal counsel, Frederick M. Lehrer at (561) 706-7646.

Sincerely yours,

/s/ Dan Valladao
Dan Valladao
Chief Executive Officer